EXHIBIT 4.1                                Certificate of Designation of FIND Series MX Convertible Preferred Stock

CERTIFICATE OF DESIGNATIONS
OF THE
POWERS, PREFERENCES, PRIVILEGES,
LIMITATIONS, RESTRICTIONS, AND RELATIVE RIGHTS
OF THE
SERIES MX CONVERTIBLE PREFERRED STOCK
OF
FINDEX.COM, INC.

The articles of incorporation (the “Articles of Incorporation”) of Findex.com, Inc., a Nevada corporation (the “Corporation”), provide that the Corporation is authorized to issue 5,000,000 shares of preferred stock, par value of $0.001 per share, in such series and carrying such powers, preferences, privileges, limitations, restrictions, and relative rights and terms as the board of directors of the Corporation (the “Board of Directors”) shall from time to time deem fit, determine and designate.

Pursuant to the authority conferred upon the Board of Directors by Article V of the Articles of Incorporation, and pursuant to Section 78.1955 of the Nevada Revised Statutes, the Board of Directors, by unanimous written consent dated June 30, 2014, has adopted a resolution providing for the designation, powers, preferences, privileges, limitations, restrictions, and relative rights and terms of three hundred thousand (300,000) shares of Series MX Convertible Preferred Stock, and that a copy of such resolution is as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation and the provisions of its Articles of Incorporation, and in accordance with the Nevada Revised Statutes, the Board of Directors hereby authorizes the filing of a Certificate of Designations of the Powers, Preferences, Privileges, Limitations, Restrictions, and Relative Rights of the Series MX Convertible Preferred Stock of the Corporation.  Accordingly, the Corporation is authorized to issue shares of Series MX Convertible Preferred Stock, par value of $0.001 per share, which series shall carry the following powers, preferences, privileges, limitations, restrictions, and relative rights:

1.
Designation and Number. The Corporation shall have a series of preferred stock designated the Series MX Convertible Preferred Stock, par value $0.001 per share (the “Series MX Convertible Preferred Stock”). The maximum number of shares of Series MX Convertible Preferred Stock issuable shall be 300,000 shares.

2.
Ranking In Liquidation.  In connection with any liquidation of the Corporation, the Series MX Convertible Preferred Stock shall rank pari passu to the Corporation’s common stock, par value $0.001 per share (the “Common Stock”), and junior to all other classes and series of equity securities of the Corporation which by their terms do not rank pari passu. The Series MX Convertible Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Corporation now or hereafter outstanding.

3.
Dividends.  The Series MX Convertible Preferred Stock shall have equivalent rights as holders of the Common Stock, on an as-converted-to-Common-Stock basis per share, as to any dividend declared, paid or set aside for payment on the Common Stock.

4.
Voting Rights.  Holders of the Series MX Convertible Preferred Stock shall vote on an as-converted-to-Common-Stock basis, together as a single class, with the Common Stock, on all matters requiring the approval, ratification or consent of holders of the Common Stock.

5.	Conversion. Series MX Convertible Preferred Stock shall be subject to the following terms of conversion (the “Terms of Conversion”):

a.
Automatic Conversion; Conversion Multiple. If and when, at any time following issuance of any shares of Series MX Convertible Preferred Stock, the Corporation shall cause to be duly amended the Articles of Incorporation such that an increase shall be effected in the number of authorized shares of Common Stock to a number equal to or greater than nine hundred million (900,000,000), all issued and outstanding shares of Series MX Convertible Preferred Stock shall, without any action on the part of any holder(s) of the Series MX Convertible Preferred Stock, or further action on the part of the Corporation,  automatically convert (in any such case, an “Automatic Conversion”) into a number of fully paid and nonassessable shares of Common Stock equal to the product of (x) the number of shares of Series MX Convertible Preferred Stock, and (y) twenty five hundred (2,500), the number of Common Stock shares for each one share of Series MX Convertible Preferred Stock.

b.
Mechanics of Automatic Conversion. Upon Automatic Conversion, the Corporation shall as soon as practicable thereafter provide written notice to any holder(s) of Series MX Convertible Preferred Stock that Automatic Conversion has been effected, and the Corporation shall include in any such notification the identity, mailing address and telephone number of the transfer agent for the Corporation (the “Transfer Agent”).  Upon receipt of such notice from the Corporation, the holder(s) of shares of Series MX Convertible Preferred Stock shall as soon as practicable thereafter surrender to a nationally recognized overnight common carrier for overnight delivery to the Transfer Agent the original certificates reflecting all shares of Series MX Convertible Preferred Stock held by such holder(s), or, if such certificates have been lost, stolen, mutilated, or destroyed, an indemnification undertaking with respect thereto in form and amount satisfactory to the Corporation in its exclusive discretion.  Upon receipt by the Transfer Agent of certificates reflecting shares of Series MX Convertible Preferred Stock, the Corporation shall, through the Transfer Agent and as soon as practicable, issue and deliver to the holder of the shares of Common Stock into which the shares of Series MX Convertible Preferred Stock refected by the certificates received were convertible certificates registered in the name of such holder reflecting the number of shares of Common Stock to which such holder shall then be entitled.

c.
Record Holder. The person or persons entitled to receive shares of Common Stock issuable upon Automatic Conversion of the Series MX Convertible Preferred Stock shall be entitled to all of the rights of holders of Common Stock from and after the date of any Automatic Conversion.

d.
No Impairment. The Corporation shall not, by amendment of the Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this certificate of designation (this “Certificate of Designation”), including this Section 5 hereof, but shall at all times in good faith assist in the carrying out of all the provisions hereof and in the taking of all such action as may be necessary or appropriate in order to preserve and protect the rights of the holders of the Series MX Convertible Preferred Stock against impairment.

e.
Issuance Taxes. The Corporation shall pay any and all issuance and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issuance or delivery of shares of Common Stock upon Automatic Conversion, provided, however, that the Corporation shall not have any responsibility or obligations with respect to the payment of any transfer taxes arising out of any related share transfers.

f.
Fractional Shares. No fractional shares of Common Stock shall be issued upon Automatic Conversion, and, in lieu of any fractional shares to which any holder(s) would otherwise be entitled, the Corporation shall round the number of shares to be issued upon Automatic Conversion down to the nearest whole number.

g.	Retirement of Series MX Convertible Preferred Stock. The Series MX Convertible Preferred Stock shall be deemed retired for all purposes upon Automatic Conversion.

6.
No Preemptive Rights. No holder of the Series MX Convertible Preferred Stock shall be entitled to any rights to subscribe for, purchase or receive any part of any new or additional shares of any class of capital stock of the Corporation, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class of capital stock of the Corporation, but all such new or additional shares of any class of capital stock of the Corporation, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

7.
Vote to Change the Terms of or Issue Preferred Stock.  The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting, of the holders of a majority of the shares of Series MX Convertible Preferred Stock, in addition to any other corporate approvals then required to effect such action, shall be required to approve any change to the language or terms of this Certificate of Designation which would have the effect of amending, altering, changing or repealing any of the powers, preferences, privileges, limitations, restrictions, and/or relative rights of the Series MX Convertible Preferred Stock.

8.
Lost or Stolen Certificates.  Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, mutilation, or destruction of any certificates reflecting shares of Series MX Convertible Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the certificate(s) reflecting shares of any Series MX Convertible Preferred Stock, the Corporation shall execute and deliver new certificate(s) reflecting shares of Series MX Convertible Preferred Stock of like tenor and date.

IN WITNESS WHEREOF, the undersigned has executed and subscribed this Certificate and does affirm the foregoing as true this 30th day of June, 2014.

FINDEX.COM, INC.

By: ____________________________
Name: Steven Malone
Title:  President & Chief Executive Officer